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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                IMAX CORPORATION
                                ----------------
                                (Name of Issuer)


                                 COMMON SHARES
                       ------------------------------
                       (Title of Class of Securities)


                                   45245E109
                                 --------------
                                 (CUSIP Number)

                               DECEMBER 31, 2000
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 45245E109                   13G                            Page 2 Of 4
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  1     Names of Reporting Person/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        RICHARD L. GELFOND
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                             (b) [ ]
        NOT APPLICABLE

--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        UNITED STATES
--------------------------------------------------------------------------------
                           5       Sole Voting Power
    Number of
                                   1,703,306
      Shares               -----------------------------------------------------
                           6       Shared Voting Power
   Beneficially
                                   336,460
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each
                                   1,703,306
     Reporting             -----------------------------------------------------
                           8       Shared Dispositive Power
    Person With
                                   336,460
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,039,766
--------------------------------------------------------------------------------
 10     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        6.3%
--------------------------------------------------------------------------------
 12     Type of Reporting Person*

        IN
--------------------------------------------------------------------------------


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CUSIP No. 45245E109                   13G                            Page 3 of 4


This Amendment No. 1 amends the Statement on Schedule 13G (the "Schedule 13G") filed with the Securities and Exchange Commission on May 22, 2001 by Richard L. Gelfond relating to the beneficial ownership of common shares (the "Shares") of IMAX Corporation, a corporation incorporated under the laws of Canada ("IMAX"). Except as amended or supplemented by this Amendment, all responses to the Items in the Schedule 13G are hereby incorporated herein by reference.

ITEM 4.    OWNERSHIP.

Based on the most recent information available, the aggregate number and percentage of the Shares of IMAX that are beneficially owned by Richard L. Gelfond is set forth in boxes 9 and 11 of the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

The numbers of Shares of IMAX as to which Richard L. Gelfond has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 5, 6, 7 and 8, respectively, on the second part of the cover page to this Schedule 13G, and such information is incorporated herein by reference.

Richard L. Gelfond disclaims beneficial ownership of 336,460 Shares which are reported in this Amendment.


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CUSIP No. 45245E109                   13G                            Page 4 of 4



                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           IN WITNESS WHEREOF, I have executed this instrument as of the 23rd day of May, 2001.

                                         By:  "Richard L. Gelfond"
                                            ------------------------------------
                                         Name: Richard L. Gelfond